Exhibit 99.1

Press Release

Sanofi supporting vulnerable communities as part of commitment to social impact and fight against climate change

Paris, September 19, 2023 – As global leaders gather at the United Nations’ 78th General Assembly, Sanofi is delivering vital support to communities beset by climate turbulence and by unmet medical needs. These critical initiatives come as the global healthcare company confirms its commitment to positively impact society by tackling climate change and its consequences for human health.

Ramping up adaptation efforts and initiatives to address the impact of climate change on the health of vulnerable communities becomes increasingly critical. Through Foundation S, Sanofi’s philanthropic organization, the company is strengthening locally led adaptation and health resilience programs for vulnerable communities impacted by climate change. Foundation S is today pledging nearly EUR 40 million through 2030 to support these efforts.

Paul Hudson

Chief Executive Officer, Sanofi

“Since 2015 and COP21, where Sanofi was the first and only pharmaceutical company discussing climate change and its impact on human health, we have been making strides to reduce the emissions of our supply chain and minimize the impact our products have on the environment. As we build our road to carbon neutrality by 2030, we also want to help address the broader impacts of climate change on the health of populations by teaming up with all stakeholders. By working with governments, health professionals, patient groups, regulators we can accelerate the decarbonization of healthcare systems, and by expanding our investments in the development of adaptation solutions for climate vulnerable communities. All our company commitments are rooted in concrete, transparent actions and driven by the greater sense of responsibility of playing our part in the global adaptation and fight against climate change.”

Sanofi starts in its own ‘climate’ backyard

In line with its objective to get to carbon neutrality by 2030, Sanofi is advancing a holistic, company-wide ambition to minimize the environmental impact of its products and activities, across its value chain, while strengthening resilience to environmental changes. To support its strategy, Sanofi plans to invest over EUR 450 million through 2030. These investments notably support company programs on energy efficiency and decarbonization of energy supplies, as well as resource circularity - reduce, reuse, recycle and recover - and reduction of natural resource extraction for water for instance.

Committed to the United Nation’s Race to Zero initiative, the company is building the road to carbon neutrality across all scopes of emissions by 2030, and net zero greenhouse gas emissions by 2045, five years earlier than previous targets. By the end of 2022, greenhouse gas emission had decreased 29% compared to 2019 in scopes 1 & 2 and by 7% in scope 3. In addition, the company has taken an end-to-end approach to reduce the environmental footprint of its products. For example, by 2027, the use of plastic in blister packs for all vaccines will be eliminated. Today, the company is at 33%. Also, 62% of electricity supplied on corporate sites is renewable with a target of 100% by 2030. Sanofi’s latest state-of-the-art facilities, such as its Evolutive Facilities of Neuville-sur-Saône in southern France and in Singapore, both set to open in 2025, are carbon-neutral by design, with zero landfilling and 100% of the waste recycled or recovered.

Several pilot programs have also been conducted to assess how Sanofi’s most innovative products can contribute to reducing emissions along the care pathway. The programs, evaluating medicines and vaccines for RSV, atopic dermatitis, and flu, show that prevention, reduced

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hospitalizations, decreased outpatient visits and fewer patient consultations have a positive impact on CO2 emissions while improving patients’ health outcome. Additionally, a pilot program on the benefits of utilizing telemedicine for patients with atopic dermatitis showed reduced CO2 emission attributed to less frequent healthcare professionals’ visits while also improving patient comfort and outcomes. Sanofi will continue to implement pilot programs to advance data and understanding of the co-benefits of best-in-class therapies that can improve health outcomes while reducing greenhouse gas emissions.

Josep Catllà

Head of Corporate Affairs, Sanofi

“Sustainability is at the core of Sanofi’s long-term strategy, and it is ingrained in our mindset and behaviors in everything we do. Whether it’s about accelerating our environmental commitments, improving access to healthcare for vulnerable populations, or building a diverse, equitable and inclusive workplace, we’re driven by the ambition to make a sustainable positive impact for our people, our communities and society overall. This is why we are taking the initiative to help communities around the world to work towards the decarbonization of healthcare systems, which today account for more carbon emissions than air transport. By working with local governments and healthcare actors to significantly reduce those emissions, and by continuing our essential work in delivering first- and best-in-class medicines and vaccines, we double our impact to make our planet healthier.”

Joining forces to go one step further

Beyond reducing emissions from operations and its supply chain, Sanofi is focused on decarbonization of healthcare systems and sustainable delivery of care. The healthcare sector is responsible for 5% of total net emissions and the patient care pathway accounts for over 40% of that total. Sanofi is a leading member of the SMI Health Systems Taskforce, a public and private partnership of healthcare leaders launched at COP26, with an ambition to accelerate delivery of net zero, patient centric health systems. Sanofi is currently leading several key initiatives, notably the Patient Care Pathway group, focused on establishing an international measurement framework to calculate the carbon emissions of the patient care journey, the development of an industry product Life-Cycle-Assessment framework and a tool to measure the impact of pharmaceutical products on climate.

Sanofi @ United Nations General Assembly

Sanofi will host side events at the 78th UN General Assembly, on September 20.

Sanofi’s Foundation S, in partnership with Foreign Policy and Africa Europe Foundation will host Time to Adapt: Accelerating Climate Adaptation for Health, a high-level strategic dialogue to spotlight the health impacts of climate change and to mobilize on the financial need required to support community-led climate adaptation efforts in low- and –middle-income countries. Despite contributing the least to climate change, low- and middle-income countries (LMICs) are most affected by its consequences, including increased morbidity and mortality, loss of livelihoods, and forced migration.

As part of its work, Foundation S has launched several first-in-class grant programs to enhance the capacity of communities to prepare for and respond to climate-related impacts on health. To further raise awareness about the need for and importance of strengthening and funding climate adaptation and health resilience initiatives at the local level in climate vulnerable countries, the Collective MindS think thank will publish on September 20, 2023 an Action Report that highlights adaptation solutions that can be replicated and brought to scale, and will call for urgent multi-lateral action to address the health impacts of climate change at the community level.

Sanofi’s Global Health Unit side event ‘Unlocking Universal Health Coverage 2030: The Power of Health Financing’, co-organized with the Health Finance Institute (HFI), will focus on mobilizing stakeholders on the need for financial sustainability, sufficiency, and tools for better access to healthcare, while sharing Sanofi’s Global Health Unit Model. HFI will present the conclusions of research supported by Sanofi on healthcare financing and highlight that focus on higher efficiency and collaboration among different actors is key.

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward- looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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